SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: January 2004

                        Commission File Number: 001-16429

                                     ABB Ltd
                  -------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                     ---------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                                   -----------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F   __
                                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   __                  No   X
                                                         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated January 16, 2004, announcing the agreement to sell part of its Oil, Gas and Petrochemicals division.

Press Release

ABB finalizes agreement to sell part of Oil, Gas and Petrochemicals division for US$ 925 million


Zurich, Switzerland, January 16, 2004 - ABB, the leading power and automation technology group, said today it has finalized the agreement to sell the upstream part of its Oil, Gas and Petrochemicals division to a newly incorporated company formed by a private equity investors' consortium of Candover Partners Ltd, 3i and JPMorgan Partners. ABB expects to record a small capital gain on the initial sale price of US$ 925 million.

The agreement also includes a potential deferred consideration of an additional amount of up to US$ 50 million.

"This divestment agreement marks a further, decisive step to increase the focus on our core businesses and to finalize our divestment program," said Peter Voser, ABB's chief financial officer.


A preliminary agreement on the deal was announced in late October 2003. The divestment is subject to the customary regulatory approvals and closing conditions, as well as the satisfactory completion and disposition of compliance matters under review. The closing is expected mid-year 2004.


ABB is selling its United States-based Vetco Gray unit and its ABB Offshore Systems business, headquartered in Norway. These upstream businesses are active in more than 30 countries and employ some 7,500 people, mainly in Brazil, Canada, Norway, Singapore, the United Kingdom and the U.S., with total revenues in 2002 of US$ 1.7 billion.


Not included in the sale is ABB Lummus Global, which is mainly a downstream business. ABB said it is continuing negotiations with several parties to sell Lummus Global, and expects to complete the sale in 2004.


ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.



For more information please contact:

Media Relations:                          Investor Relations:
ABB Corporate Communications, Zurich      Switzerland: Tel. +41 43 317 3804
Wolfram Eberhardt                         Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6512                               USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                               investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ABB LTD

Date:  January 20, 2004             By:       /s/  PETER VOSER
                                        -----------------------------------
                                    Name:  Peter Voser
                                    Title: Chief Financial Officer



                                    By:        /s/ HANS ENHORNING
                                        -----------------------------------
                                    Name:  Hans Enhorning
                                    Title: Group Vice President